City e-Solutions Limited

ces.

RECEIVED
2006 APR 14 A 11: 19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

2803 Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong
Tel: 2922-8228 Fax: 2501-0729

4 April 2006

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20549 [redacted]
U. S. A

Your Reference: File No. 82-3667

06012553

SUPPL

Dear Sir,

We are pleased to enclose copies of announcement, dated 28 March 2006 & 31 March 2006, for your information:

1) City e-Solutions Limited – Notice of Annual General Meeting;
2) City e-Solutions Limited – Chang of Company Secretary

If you have any queries, please contact Mr. Lawrence Yip of our office at (852) 29228228.

PROCESSED
APR 17 2006
THOMSON
FINANCIAL

Yours faithfully,

Lawrence Yip
Executive Director

Enc.

City e-Solutions Limited

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 557)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the seventeenth Annual General Meeting of the Company will be held at Room 2803, 28th Floor, Great Eagle Centre, No. 23 Harbour Road, Wanchai, Hong Kong on Thursday, 20 April 2006 at 10:00 a.m. for the following purposes:

AS ORDINARY BUSINESS

1. To receive and consider the audited consolidated financial statements of the Company and its subsidiaries and the reports of the directors and auditors for the year ended 31 December 2005.
2. To declare a final dividend.
3. To re-elect Messrs. Kwek Leng Joo, Kwek Leng Peck, Gan Khai Choon and Vincent Yeo Wee Eng as executive directors of the Company and to fix the directors' remuneration.
4. To appoint auditors for the ensuing year and authorise the directors to fix their remuneration.

AS SPECIAL BUSINESS

To consider and, if thought fit, pass, with or without modifications, the following resolutions, of which resolutions numbered 5, 6 and 7 will be proposed as ordinary resolutions and resolution numbered 8 will be proposed as a special resolution:-

5. "**THAT:**

(a) subject to paragraph (c) below, the exercise by the directors of the Company (the "Directors") during the Relevant Period (as hereinafter defined) of all powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the Directors during the Relevant Period to make and grant offers, agreements and options which would or might require shares to be allotted after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to shares issued as a result of a Rights Issue (as hereinafter defined) or pursuant to the exercise of options under the share option scheme of the Company or any shares allotted in lieu of the whole or part of a dividend on shares in accordance with the articles of association of the Company, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of this resolution and the said approval shall be limited accordingly; and

(d) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws of the Cayman Islands to be held; or

(iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors to holders of shares whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of, any recognized regulatory body or any stock exchange in any territory outside Hong Kong)."

6. "**THAT:**

(a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all powers of the Company to purchase its own securities, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of securities of the Company which may be purchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of this resolution, and the said approval be limited accordingly; and

(c) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws of the Cayman Islands to be held; or

(iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

7. "**THAT** subject to the passing of resolutions numbered 5 and 6, the aggregate nominal amount of shares which are purchased by the Company pursuant to the authority granted to the directors of the Company (the "Directors") as mentioned in resolution numbered 6 shall be added to the aggregate nominal amount of share capital that may be allotted or agreed to be allotted by the Directors pursuant to resolution numbered 5."

8. "**THAT** the existing articles of association of the Company be and are hereby amended in the following manner:

(a) With respect to **Article 80**,

(i) by inserting the words "voting by way of poll is required by the rules of the Designated Stock Exchange or" after the words "a show of hands unless" in the first sentence; and

(ii) by deleting the full-stop at the end of sub-paragraph (iv), replacing therewith a semicolon and the word "or" and inserting the following new sub-paragraph (v):

(v) if required by the rules of the Designated Stock Exchange, by any Director or Directors who, individually or collectively, hold proxies in respect of shares representing five per cent. (5%) or more of the total voting rights at such meeting."

(b) With respect to **Article 81**, by inserting at the end of the paragraph the following additional sentence:

"The Company shall only be required to disclose the voting figures on a poll if such disclosure is required by the rules of the Designated Stock Exchange."

(c) With respect to **Article 99(a)**, by deleting the second sentence in its entirety and substituting therefor the following:

"Any Director so appointed shall hold office only until the next following general meeting of the Company and shall then be eligible for re-election at that meeting but, in the case of re-election at an annual general meeting, shall not be taken into account in determining the Directors or number of Directors who are to retire by rotation at such meeting."

(d) With respect to **Article 106(a)(viii)**, by replacing the words "a special resolution" with "an ordinary resolution".

(e) With respect to **Article 116**, by the addition of the following sentence immediately after the first sentence:

"Notwithstanding the foregoing, every Director (including those appointed for a specific term) shall be subject to retirement by rotation at least once every three years."

(f) With respect to **Article 122**,

(i) by replacing the words "special resolution" in the first line and in the left margin with "ordinary resolution"; and

(ii) by deleting the following words from the first sentence:

"provided that no such resolution shall be deemed to have been duly passed unless passed by members holding three quarters of the shares carrying the right to vote on such resolution who are present in person or by proxy and vote in respect thereof"."

By order of the Board
Kwek Leng Beng
Chairman and Managing Director

Hong Kong, 28 March 2006

Principal office:	*Registered office:*
Room 2803, 28th Floor	Maples and Calder
Great Eagle Centre	P.O. Box 309
No. 23 Harbour Road	Grand Cayman
Wanchai	Cayman Islands
Hong Kong	British West Indies

Notes:

(1) The register of members of the Company will be closed from 18 April 2006 to 20 April 2006, both days inclusive, during which no transfer of shares will be registered. In order to qualify for the final dividend, payable on or before 19 May 2006, to be approved at the Annual General Meeting, all transfers accompanied by the relevant share certificates must be lodged with the Company's branch share registrars, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4.00 p.m. on 13 April 2006.

(2) Any member of the Company entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a member of the Company.

(3) If the appointer is a corporation, the form of proxy must be under its common seal or under the hand of an officer or attorney duly authorized on its behalf.

(4) Where there are joint registered holders of any share of the Company, any one of such holders may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders are present at the meeting personally or by proxy, that one of such holders so present whose name stands first on the register of members of the Company in respect of such share shall alone be entitled to vote in respect thereof.

(5) To be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the Company's principal office at Room 2803, 28th Floor, Great Eagle Centre, No. 23 Harbour Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for the holding of the Meeting or any adjournment thereof. Completion and return of the form of proxy shall not preclude a member from attending and voting in person at the meeting and, in such event, the instrument appointing a proxy shall be deemed to have been revoked.

As at the date of this announcement, the Board is comprised of 11 Directors, of which 6 are executive Directors, namely Mr. Kwek Leng Beng, Mr. Vincent Yeo Wee Eng, Mr. Kwek Leng Joo, Mr. Kwek Leng Peck, Mr. Gan Khai Choon and Mr. Lawrence Yip Wai Lam, 2 are non-executive Directors, namely Mr. Wong Hong Ren and Mr. Chan Bernard Charnwut and 3 are independent non-executive Directors, namely Dr. Lo Ka Shui, Mr. Lee Jackson a.k.a. Li Chik Sin and Mr. Teoh Teik Kee.

ces.

City e-Solutions Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 557)

CHANGE OF COMPANY SECRETARY

The Board of Directors (the "Board") of City e-Solutions Limited (the "Company") announces that Ms Yeo Siew Leng ("Ms Yeo") was appointed as the company secretary of the Company with effect from 31 March 2006, and Mr Tsang Link Carl, Brian ("Mr Tsang") resigned from the office of the company secretary of the Company on the same day.

Ms Yeo is a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants and also a Certified Practising Accountant of the CPA Australia. As a graduate of Deakin University in Australia and awarded a Bachelor of Commerce degree with majors in Accounting and Finance and Economics, Ms Yeo has more than 10 years of working experience across the accounting, finance and corporate compliance fields during her service with other multi-national corporations previously. She was also awarded a Certificate in Company Secretarial Practices and Procedures for Limited Company by The Hong Kong Management Association.

Mr Tsang has served the Company since 1994 as the Company Secretary. His resignation was primarily due to his other career commitments. He had confirmed that he had no disagreement with the Board, and there was no circumstance related to his resignation which needed to be brought to the attention of The Stock Exchange of Hong Kong Limited or the shareholders of the Company.

The Board takes this opportunity to thank Mr Tsang for his contribution to the Company during his term of service.

By order of the Board
Kwek Leng Beng
Chairman

Hong Kong, 31 March 2006

As at the date of this announcement, the Board is comprised of 11 Directors, of which 6 are executive Directors, namely Mr. Kwek Leng Beng, Mr. Vincent Yeo Wee Eng, Mr. Kwek Leng Joo, Mr. Kwek Leng Peck, Mr. Gan Khai Choon and Mr. Lawrence Yip Wai Lam, 2 are non-executive Directors, namely Mr. Wong Hong Ren and Mr. Chan Bernard Charnwut and 3 are independent non-executive Directors, namely Dr. Lo Ka Shui, Mr. Lee Jackson a.k.a. Li Chik Sin and Mr. Teoh Teik Kee.